UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company)

RELYPSA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

759531106

(CUSIP Number of Class of Securities)

John A. Orwin

President and Chief Executive Officer

Relypsa, Inc.

100 Cardinal Way

Redwood City, CA 94063

(650) 421-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Relypsa, Inc., a Delaware corporation (“Relypsa”) by Galenica AG, a public limited company existing under the laws of Switzerland (“Galenica”), pursuant to the terms of an Agreement and Plan of Merger, dated July 20, 2016, by and among Relypsa, Galenica and Vifor Pharma USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Galenica:

i.	Email from John Orwin, Relypsa’s President and Chief Executive Officer, to Relypsa employees (the “Employee Email”). The Employee Email was first used or made available on July 20, 2016.

Dear Colleagues,

I’m pleased to share some important news. This evening, we announced that Relypsa and Galenica have entered into a definitive agreement under which Galenica will acquire Relypsa. Galenica intends for Relypsa to become the U.S. headquarters of its Vifor Pharma Business Unit. We issued a joint press release with Galenica, which is available on our website here.

Before I share more about why I am excited about this agreement, I want to express how proud I am of the passion I have witnessed each of you bring every day as we have worked together to build our company into what it is today. These sentiments are shared by our Board and the rest of the management team.

Since I joined Relypsa, I have been humbled by the opportunity to lead this great team of people through a number of transitions: from a private to publicly-traded company; from development-stage to commercial-stage; from approximately 60 employees to more than 400 committed to bringing Veltassa and our unique science to patients. Relypsa made history with the FDA-approval of the first new medicine for hyperkalemia in more than 50 years. Delivering an innovative medicine to people in need is a privilege that few companies in our industry achieve.

Now, we will experience another transition. We have the opportunity to become part of a global company that is closely aligned in their commitment to people with cardio-renal diseases and the belief that Veltassa is an important medicine that can change the lives of patients.

As you may know, Galenica is a parent company of our ex-U.S. partner, VFMCRP, a joint company between Vifor Pharma and Fresenius Medical Care. Many of you have had the opportunity to interact with VFMCRP and know that they have been an excellent partner. Combining Relypsa with Vifor Pharma expands this relationship with the goal of creating a world-leading specialty pharmaceutical company focused on nephrology, cardiology and gastroenterology medicines.

Vifor Pharma believes Relypsa’s talented people are vital to the ongoing success of the company and a key driver of the acquisition. As such, we believe they intend to retain the vast majority of Relypsa’s employees in their current roles. They are committed to making and communicating specific plans as quickly as possible following the closing of the transaction. Longer term, I believe this acquisition will provide exciting opportunities and that it greatly enhances our ability to continue our mission of improving patients’ lives.

The proposed acquisition has been fully endorsed by our Board following an informed, thoughtful and careful process. We must now fulfil a number of other regulatory and legal conditions, including the tender of a majority of the outstanding shares of Relypsa’s common stock. We anticipate the transaction will close during the third quarter of 2016.

I know this news comes as a surprise and also late at night. I also know you will have a lot of questions. We may not be able to answer all of them right now, but we are committed to keeping you as informed as much as we are able during the coming weeks.

We will hold a Company Meeting tomorrow (Thursday) at 10am PT. A calendar invite will be sent shortly with details. We will have two important guests from Vifor Pharma joining us at the meeting, Colin Bond, CFO and Michael Puri, Global Head of HR. They are very much looking forward to meeting you all and introducing you to Vifor Pharma.

We have achieved historic milestones together and I want to thank you again for your tireless hard work and commitment to helping patients. I look forward to speaking with you all tomorrow morning.

John

Notice to Investors/Important Additional Information and Where to Find It

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Relypsa’s common stock or other securities. Vifor Pharma USA Inc. (“Vifor Pharma”) has not commenced the tender offer (the

“Offer”) described in this communication. Upon commencement of the Offer, Galenica AG (“Galenica”) and Vifor Pharma will file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase (the “Offer to Purchase”), letter of transmittal (the “Letter of Transmittal”), and other related documents and, thereafter, Relypsa will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, holders of common stock and other Relypsa securities can obtain these documents free of charge from the SEC’s website at www.sec.gov. Holders of common stock and other Relypsa securities may also obtain, at no charge, any documents filed with or furnished to the SEC by Relypsa from the “Investors” section of Relypsa’s website at http://investor.relypsa.com. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF RELYPSA’S SECURITIES ARE ADVISED TO READ THESE DOCUMENTS AND RELATED EXHIBITS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES TO VIFOR PHARMA PURSUANT TO THE OFFER.

Cautionary Statement regarding Forward-Looking Statements

The statements included in this communication that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on Relypsa’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated filings and approvals relating to the Offer and the merger (the “Merger”); statements regarding the expected completion of the Offer and the Merger and statements regarding the ability of Galenica to complete the Offer and the Merger considering the various closing conditions. Relypsa’s actual future results may differ materially from Relypsa’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Relypsa’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions to the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Relypsa, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in Relypsa’s public filings with the SEC, as well as the tender offer materials to be filed by Galenica and Vifor Pharma.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Relypsa undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.